UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 13, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD AND

NOMINATION OF CANDIDATES FOR DIRECTORS

OF THE NINTH SESSION OF THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong (“Mr. Liu”), the chairman of the Company, the 26th ordinary meeting (the “Meeting”) of the eighth session of the board of directors of the Company (the “Board”) was held by way of telecommunications on 12 December 2019.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu, the chairman, Mr. Li Yangmin (“Mr. Li”), the vice chairman, Mr. Tang Bing (“Mr. Tang”), the Director, Mr. Lin Wanli (“Mr. Lin”), Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing (“Mr. Shao”) and Mr. Cai Hongping (“Mr. Cai”), the independent non-executive Directors, and Mr. Yuan Jun, the employee representative Director of the Company, attended the meeting, reviewed relevant proposals and formed resolutions as follows:

I.

Considered and approved the resolution regarding the nomination of candidates for Directors of the ninth session of the Board item by item. Approved the nomination of Mr. Liu, Mr. Li, Mr. Tang and Mr. Wang as the candidates for Directors of the ninth session of the Board of the Company.

1.	To nominate Mr. Liu as a candidate for Director of the ninth session of the Board of the Company.

2.	To nominate Mr. Li as a candidate for Director of the ninth session of the Board of the Company.

3.	To nominate Mr. Tang as a candidate for Director of the ninth session of the Board of the Company.

4.	To nominate Mr. Wang Junjin (“Mr. Wang”) as a candidate for Director of the ninth session of the Board of the Company.

The independent non-executive Directors of the Company are of the view that the relevant procedures for the nomination of the abovementioned candidates for Directors of the ninth session of the Board of the Company complied with the relevant PRC laws and regulations and the relevant provisions of the Articles; the abovementioned candidates for Directors of the ninth session of the Board of the Company have relevant professional knowledge and abundant work experience, and have the ability to perform corresponding duties, which is conducive to the development of the Company and is in the interests of the Company; and therefore approved the nomination of the abovementioned candidates for Directors of the ninth session of the Board of the Company. This resolution shall be submitted to the general meeting of the Company for consideration and approval. The proposed term of service of the abovementioned candidates shall be the same as that of the ninth session of the Board of the Company, i.e. three years commencing from the date of approval at the 2019 first extraordinary general meeting.

The biography of Mr. Liu, Mr. Li, Mr. Tang and Mr. Wang are as follows:

Mr. Liu Shaoyong, aged 61, is currently the chairman and party secretary of the Company, and the chairman and party secretary of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Liu joined the civil aviation industry in 1978 and was appointed as a vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of flight standard department of CAAC. Mr. Liu served as the president of the Company from December 2000 to October 2002, vice minister of CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. from November 2004 to October 2008, and president and vice party secretary of CEA Holding from December 2008 to December 2016. Mr. Liu has been the chairman of the Company since February 2009, the chairman and party secretary of CEA Holding since December 2016, and a party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, a council member of the International Air Transport Association and the vice chairman of the International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Li Yangmin, aged 56, is currently the vice chairman, president and vice party secretary of the Company, and a director, president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of China Northwest Airlines (中國西北航空公司 ), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Mr. Li served as a vice president of the Company from October 2005 to March 2019 and a safety director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He served as a Director of the Company from June 2011 to August 2018 and a party secretary of the Company from June 2011 to December 2017. Mr. Li has been serving as a vice party secretary of CEA Holding since August 2016 and as a vice president of CEA Holding from August 2016 to February 2019. He has been acting as a vice party secretary of the Company since December 2017. He has been a director and president of CEA Holding since February 2019. He has been the president of the Company since March 2019, the vice chairman of the Company since May 2019, the vice president of China Association for Public Companies since August 2019 and a director of Shanghai Juneyao Airlines Co., Ltd. since November 2019. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, aged 52, is currently a Director and vice party secretary of the Company, and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of MTU Maintenance Zhuhai Co., Ltd. ( 珠海摩天宇發動機維修有限公司 ), office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited ( 重慶航空有限公司 ). From December 2007 to May 2009, Mr. Tang served as chief engineer and general manager of the aircraft engineering department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as the president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Ltd. from January 2010 to December 2011. He served as the chairman and an executive director of Shanghai Airlines Co., Ltd. from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019, and was appointed as a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018, and a vice president of CEA Holding from December 2016 to February 2019. He was appointed as a director and vice party secretary of CEA Holding in February 2019, a vice party secretary of the Company in March 2019, and a Director of the Company in May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Wang Junjin, aged 50, is currently the chairman of Shanghai Juneyao (Group) Co., Ltd., the chairman of Shanghai Juneyao Airlines Co., Ltd., the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Shanghai Juneyao (Group) Co., Ltd., a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. On 24 October 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. Mr. Wang obtained a Master of Business Administration postgraduate degree.

There are no service contracts between the Company and the abovementioned candidates for Directors in respect of their proposed appointments as Directors of the Company. Their remuneration will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above, the abovementioned candidates for Directors (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; and (v) do not have, or are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointments of the abovementioned candidates for Directors which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

II.

Considered and approved the resolution regarding the nomination of candidates for independent non-executive Directors of the ninth session of the Board of the Company item by item. Approved the nomination of Mr. Lin, Mr. Shao, Mr. Cai and Mr. Dong Xuebo (“Mr. Dong”) as the candidates for independent non-executive Directors of the ninth session of the Board of the Company.

1.	To nominate Mr. Lin as a candidate for independent non-executive Director of the ninth session of the Board of the Company.

2.	To nominate Mr. Shao as a candidate for independent non-executive Director of the ninth session of the Board of the Company.

3.	To nominate Mr. Cai as a candidate for independent non-executive Director of the ninth session of the Board of the Company.

4.	To nominate Mr. Dong as a candidate for independent non-executive Director of the ninth session of the Board of the Company.

The independent non-executive Directors of the Company are of the view that the relevant procedures for the nomination of the abovementioned candidates for independent non-executive Directors of the ninth session of the Board of the Company complied with the relevant PRC laws and regulations and the relevant provisions of the Articles; the abovementioned candidates for independent non-executive Directors of the ninth session of the Board of the Company have relevant professional knowledge and abundant work experience, and have the ability to perform corresponding duties, which is conducive to the development of the Company and is in the interests of the Company; and therefore approved the nomination of the abovementioned candidates for independent non-executive Directors of the ninth session of the Board of the Company. This resolution shall be submitted to the general meeting of the Company for consideration and approval. The proposed term of service of the abovementioned candidates shall be the same as that of the ninth session of the Board of the Company, i.e. three years commencing from the date of approval at the 2019 first extraordinary general meeting.

The biography of Mr. Lin, Mr. Shao, Mr. Cai and Mr. Dong are as follows:

Mr. Lin Wanli, aged 57, is currently an independent non-executive Director of the Company, and a full-time external director of central enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of the Ministry of Railways from December 1995 to March 2001, vice chairman and party secretary of China Railway Tunnel Group from April 2001 to December 2006, and vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and chairman and party secretary of China Railway Materials Company Limited from August 2013 to June 2015, director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has been a full-time external director of central enterprise. Mr. Lin has served as the external director of China National Agricultural Development Group Co., Ltd. since February 2017 and non-executive director of China Construction Technology Co., Ltd. since January 2018. He has been an independent non-executive Director of the Company since August 2018. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master’s Degree in Business Administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.

Mr. Shao Ruiqing, aged 62, is currently an independent non-executive Director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultant expert of the Government Accounting Standards Committee of the Ministry of Finance, council member of the Accounting Society of China, consultative committee member of the Ministry of Transport as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director of the Company since June 2015. Mr. Shao also currently serves as an independent non-executive director of China Everbright Bank Co., Ltd., and independent directors of Shanghai International Port (Group) Co., Ltd., Huayu Automotive Systems Co., Ltd. and Tibet Urban Development and Investment Co., Ltd.

Mr. Cai Hong Ping, aged 65, with Chinese Hong Kong nationality, is currently an independent non-executive Director of the Company. He currently serves as the chairman of AGIC Industrial Promotion Capital 4.0. Mr. Cai worked for Sinopec Shanghai Petrochemical Company Limited from 1987 to 1993, and participated in the listing process of Sinopec Shanghai in Hong Kong and the United States (the first PRC company to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Industrial Promotion Capital 4.0 since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director of the Company. Mr. Cai also currently serves as an independent non-executive director of COSCO SHIPPING Development Co., Ltd., an independent director of Shanghai Pudong Development Bank Co., Ltd. and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications.

Mr. Dong Xuebo, aged 65, served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, chief executive officer and party secretary of China Merchants Highway, and general counsel of China Merchants Group. He is currently an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree.

There are no service contracts between the Company and the abovementioned candidates for independent non-executive Directors in respect of their proposed appointments as Directors of the Company. Their remuneration will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above, the abovementioned candidates for independent non-executive Directors (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; and (v) do not have, or are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointments of the abovementioned candidates for independent non-executive Directors which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

The employee representative Director of the ninth session of the Board of the Company shall be elected by the employee representatives’ congress of the Company. The Company will comply with the disclosure obligations in a timely manner in accordance with the relevant regulatory requirements.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 12 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).